Exhibit 99.46

PROTECH HOME MEDICAL ANNOUNCES CLOSING OF $31.8 MILLION SHORT FORM PROSPECTUS OFFERING (INCLUDING FULL EXERCISE OF THE OVER-ALLOTMENT OPTION) AND CONCURRENT PRIVATE PLACEMENTS

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Cincinnati, Ohio – June 29, 2020 – Protech Home Medical Corp. (the “Company”) (TSXV: PTQ) (OTCQX: PTQQF), a U.S.-based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has closed its previously announced bought deal prospectus offering of 25,001,000 units (“Units”) at a price of $1.15 per Unit (the “Issue Price”) for aggregate gross proceeds of $28,751,150 (the “Public Offering”), which includes the exercise in full of the 15% over-allotment option. The syndicate of underwriters (the “Underwriters”) for the Public Offering was co-led by Beacon Securities Limited (“Beacon”), as sole bookrunner, and Canaccord Genuity Corp. (“Canaccord”). The Units under the Public Offering were offered and sold by way of a short form prospectus filed in British Columbia, Alberta and Ontario.

The Company is also pleased to announce that, concurrent with the Public Offering, it has closed: (i) its previously announced brokered private placement of 1,750,000 Units at the Issue Price for additional gross proceeds of $2,012,500 (the “Brokered Private Placement”), which was conducted by a syndicate of agents (the “Agents”) co-led by Beacon, as sole bookrunner, and Canaccord; and (ii) its previously announced non-brokered private placement of 927,825 Units at the Issue Price for additional gross proceeds of $1,067,000 (the “Non-Brokered Private Placement”, and together with the Brokered Private Placement, the “Private Placements” and, together with the Public Offering, the “Offerings”), with Gregory Crawford, Chairman and CEO of the Company, and Mark Greenberg, a director of the Company. The securities issued under the Private Placements are subject to resale restrictions, including, a Canadian and, in the case of the Non-Brokered Private Placement, an Exchange four-month hold period.

Each Unit is comprised of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share at an exercise price of $1.60 per share, subject to adjustment in certain events, until June 29, 2021.

The Company intends to use the net proceeds of the Offering to increase the Company’s cash position and may be used to complete strategic acquisitions.

“We are thrilled to announce the closing of this oversubscribed financing, as it represents an important milestone in Protech’s evolution” commented Greg Crawford, CEO, and Chairman. “We want to thank our existing shareholders for their extraordinary support, and welcome new shareholders. We are excited to further execute on our growth strategy and this injection of capital will allow for an aggressive acceleration of our plan. We look forward to updating shareholders on our continued progress in the weeks to come.”

In consideration for the services provided by the Underwriters in connection with the Public Offering, the Company paid the Underwriters a commission equal to 5.5% of the gross proceeds raised under the Public Offering and issued to the Underwriters an aggregate of 1,375,055 non-transferable compensation options (the “Compensation Options”), which represents 5.5% of the total number of Units sold under the Public Offering. Each Compensation Option is exercisable into one Common Share at a price per Common Share that is equal to the Issue Price, subject to adjustments in certain events, until June 29, 2022.

In consideration for the services provided by the Agents in connection with the Brokered Private Placement, the Company paid the Agents a commission equal to 5.5% of the gross proceeds raised under the Brokered Private Placement and issued to the Agents an aggregate of 96,250 non-transferable broker warrants (the “Broker Warrants”), which represents 5.5% of the total number of Units sold under the Brokered Private Placement. Each Broker Warrant is exercisable into one common share in the capital of the Company (a “Common Share”) at a price per Common Share that is equal to the Issue Price, subject to adjustments in certain events, until June 29, 2022.

The Offering is subject to final acceptance of the TSX Venture Exchange (“TSXV”). The TSXV has conditionally accepted the Offering.

By virtue of the participation of Gregory Crawford and Mark Greenberg, each an insider of the Company, the Non-Brokered Private Placement constitutes a "related party transaction", as defined under Multilateral Instrument 61-101 (“MI 61-101”). The Non-Brokered Private Placement is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of any securities issued to nor the consideration paid by such insiders would exceed 25% of the Company’s market capitalization.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the anticipated use of the net proceeds from the Offerings and the final approval of the TSXV in connection with the Offerings; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Cole Stevens
VP of Investor Relations
Protech Home Medical Corp.
859-300-6455
cole.stevens@myphm.com

Gregory Crawford
Chief Executive Officer
Protech Home Medical Corp.
859-300-6455
investorinfo@myphm.com